P.E. 2/13/02

02014923

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002 (February 13, 2002)

THE NEWS CORPORATION LIMITED
(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto are copies of announcements by The News Corporation Limited ("News Corporation") of its Second Quarter financial results for the quarter ended December 31, 2001 in US and Australian dollars.

Also annexed hereto is a copy of an announcement by Fox Entertainment Group, Inc. ("FEG"), an indirect, approximately 85% owned subsidiary of News Corporation, relating to FEG's Fourth Quarter financial results for the quarter ended December 31, 2001.

Such announcement was filed with the Australian Stock Exchange and released in New York on February 12, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: February 13, 2002

By: /s/ Arthur M. Siskind
Arthur M. Siskind
Director

EXHIBIT INDEX

EXHIBIT A

News Corporation

EARNINGS RELEASE FOR THE QUARTER ENDED 31 DECEMBER, 2001
IN AUSTRALIAN DOLLARS

NEWS CORPORATION REPORTS SECOND QUARTER REVENUE GROWTH

QUARTER HIGHLIGHTS

- Pro forma revenue growth of 11% led by gains at the Filmed Entertainment, Television, Cable Network Programming and Book Publishing segments.
- Cable Network Programming's operating income up 46%, driven by strong subscriber growth at both FX and Fox News and higher subscriber rates at the Regional Sports Networks.
- Robust video and DVD sales from *Planet of the Apes* and *Dr. Dolittle 2* contributed to strong operating income of A$226 million in Filmed Entertainment
- Base television stations increase market share by more than 7%; STAR revenues grow more than 12%. Overall Television segment results down from year ago due to weak advertising environment, lower ratings at the broadcast network and higher sports related losses.
- Newspapers increase circulation revenues across all major titles. Print business earnings in aggregate below a year ago reflecting adverse exchange rate movements and overall advertising market weakness, particularly in the U.K.
- BSkyB's revenue and EBITDA grow 20% and 70%, respectively, as a result of a 13% increase in BSkyB's digital DTH subscriber base, which now exceeds 5.7 million.

Sydney, 13 February, 2002 – The News Corporation Limited (ASX: NCP, NCPDP) today reported consolidated revenues of A$8.0 billion and operating income of A$961 million for the second fiscal quarter ended 31 December, 2001, versus revenues of A$7.2 billion and operating income of A$1,039 million a year ago.

Consolidated Operating Income	**3 Months Ended 31 December,**		**6 Months Ended 31 December,**	
	2001	**2000**	**2001**	**2000**
	A$ Millions		**A$ Millions**	
Filmed Entertainment	$ 226	$ 235	$ 462	$ 405
Television	220	325	321	468
Cable Network Programming	118	81	180	149
Magazines & Inserts	106	111	192	189
Newspapers	221	249	364	419
Book Publishing	81	75	161	162
Other	(11)	(37)	(17)	(77)
Consolidated Operating Income	$ 961	$ 1,039	$ 1,663	$ 1,715

Despite the adverse market conditions that continue to affect its advertising-driven businesses, the Company achieved a 11% pro-forma[(1)] revenue increase during the quarter driven by the Filmed Entertainment and Cable Network Programming segments as well as by the impact of the strong US dollar. Strong earnings growth at the Company's cable networks was driven by dramatic revenue and subscriber gains at Fox News Channel – which posted the highest-rated quarter in its history - and by higher operating profit at Fox Sports Networks. However, these improvements were more than offset by year-over-year declines at the television stations, broadcast network and newspapers. Solid contributions from the Filmed Entertainment segment this quarter were slightly below a year ago reflecting the higher marketing costs of domestic theatrical releases.

Included in this period's results is the consolidation of the television stations acquired as a result of the Chris-Craft transaction which was completed July 31, 2001. On a pro forma basis the Television segment would have reported operating income a year ago of A$381 million for the three months and A$561 million for the five months ended 31 December, 2000. In addition, as of the beginning of the fiscal year, certain other television businesses primarily related to the sale and production of syndicated television series, which were previously included in the Television segment, are now included as part of Filmed Entertainment. The prior year's reported results have been reclassified accordingly.

CHAIRMAN'S COMMENTS

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

> "In the second quarter, our businesses continued their diligent efforts to maintain operating momentum in the face of the worst advertising market since World War II and the even worse economic conditions post September 11th. Our television stations, cable properties and newspapers all improved their competitive positions in their markets; pay-TV platforms in the U.K. and across Asia and Latin America posted growth in subscriber numbers; and, despite the tough conditions, the majority of our operations increased revenues. The stringent cost-cutting programs that we have implemented not only reduced expenditures during the second quarter but also will permanently reduce the cost structure of our businesses.
>
> "Despite our best efforts, operating income for the quarter was down versus the prior year. This was due in part to losses sustained from our broadcast contracts with the National Football League, NASCAR and Major League Baseball. While ratings for both regular and post-season baseball and football remained strong, the anemic advertising market unfortunately prevented us from reaching our revenue or profit forecasts. A revised outlook has prompted a re-evaluation of our long-term U.S. sports contracts resulting in a large one-time charge.
>
> "While we have yet to see clear signs of an economic recovery, there are some hints of a modest upswing in the U.S. advertising market. Television station pacings in the current quarter are running ahead of this time last year, while scatter pricing for the FOX network remains ahead of upfront pricing."

Associated Entities reported equity income of A$12 million in the second quarter compared to a loss of A$48 million a year ago. This improvement is primarily due to favorable foreign currency fluctuations at the Latin American platforms and increased revenues at BSkyB from subscriber growth. Partially offsetting these positive variances was a decrease in equity earnings at Fox Family Worldwide prior to being sold during October.

After-tax profit before abnormal items decreased to A$397 million (A$0.079 per share) for the quarter versus the year-ago result of A$492 million (A$0.119 per share), primarily due to a decline in consolidated operating income partially off-set by higher contributions from Associated Entities. The weighted average number of shares used to calculate earnings per share for the quarter was approximately 4.8 billion as compared to 4.0 billion of a year ago. The increase reflects the issuance of approximately 600 million shares in conjunction with the additional Gemstar-TV Guide investment, the issuance of approximately 275 million shares related to the Chris-Craft acquisition and the issuance of approximately 15 million shares for the acquisition of the remaining 50% interest in Fox Sports International.

The Company reported a net abnormal loss in the quarter of US$809 million (A$1.6 billion). The loss reflects a profit from the sale of a 49.5% interest in Fox Family Worldwide offset by a charge associated with the pending divestiture of our interest in Stream as well as a write down of the Company's broadcast network sports contracts. The recovery of these contracts over their remaining lives was impacted by both the downturn in the advertising environment and a lowered outlook for advertising growth. In addition, given the uncertainties surrounding the Kirch Gruppe, the abnormal loss includes a write-down of the Company's carrying value in Kirch Media and the Company's share of BSkyB's write-down of its carrying value in KirchPayTV.

An interim unfranked dividend of A$0.015 per Ordinary share and A$0.0375 per Preferred Limited Voting share has been declared and is payable on 30 April, 2002. Completed share transfers received by the Company until 5:00 PM on 29 March, 2002 will be registered before entitlements to the dividend are determined.

The following commentary is discussed principally in U.S. dollars.

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported second quarter operating income of US$115 million, compared to US$127 million in the same period a year ago. Strong current year operating profits included the worldwide home video and DVD releases of *Planet of the Apes* and *Dr. Dolittle 2*, partially offset by release costs for *Shallow Hal, Black Knight, Joe Somebody* and *Behind Enemy Lines*. Last year's results were fueled by the international theatrical and domestic video release of *X-Men* as well as strong worldwide library sales.

Twentieth Century Fox Television (TCFTV) increased its second quarter earnings over a year ago with higher contributions from various series including *King of the Hill, The Practice* and *Buffy the Vampire Slayer*. TCFTV also continued its string of hit shows with the successful debut of several new series including *Bernie Mac*, FOX's top-rated new show among adults 18-49, and *Reba*, the WB's highest-rated comedy of the season. In addition, several returning shows – including *The Simpsons, King of the Hill,*

Judging Amy, The Practice and *Malcolm in the Middle* – continue to perform extremely well, ranking number one in their time slots among adults 18-49.

TELEVISION

The Television segment reported operating income of US$113 million versus pro forma operating income of US$211 million in the same period a year ago, reflecting declines at both the Fox Television Stations and the Fox Broadcasting Company (FBC).

Operating income at the Fox Television Stations (FTS) declined 10% compared to the pro forma results for the second quarter a year ago, primarily as a result of the continued soft advertising market. However, on the strength of its syndicated programming and local news, FTS expanded the market share of its base stations to 21.4%, an increase of 1.4 percentage points from last year's 20% share.

At the Fox Broadcasting Company, the continued weakness of the advertising environment, combined with lower ratings and higher sports programming costs, resulted in decreased operating results versus the second quarter a year ago. The network is launching several mid-season replacements to improve ratings including the promising *That 80's Show* which has delivered solid ratings since its January premier and the critically acclaimed *Andy Richter Controls the Universe*.

STAR maintained its momentum during the second quarter with continued advertising and subscription revenue growth, particularly at STAR Plus in India. STAR Plus, which on average broadcasts 15 of the top 20 Hindi programs, is the number one cable channel in the region. STAR's revenue gains were offset by increased programming and channel launch costs as STAR Plus continues to expand its array of local language channels and content.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel, Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel (FX) and Speedvision), the Los Angeles Dodgers and other cable-related businesses, reported second quarter operating income of US$60 million, a 36% increase over prior year's results.

The Fox News Channel (FNC) achieved 31% revenue growth from significant increases in both affiliate and advertising revenues during the quarter. FNC improved its contributions compared to a year ago despite the higher costs associated with covering the war on terrorism, largely driven by the addition of nearly 20 million subscribers since the same period last year. The channel's current subscriber base now exceeds 78 million. The subscriber gains, combined with FNC's highest-rated quarter since its launch, produced viewership growth of 91% on a 24-hour basis and 62% in primetime. As a result, advertising sales for the quarter were up 59% compared to the prior year.

Fox Sports Networks reported improved operating profit contributions during the quarter, primarily as a result of revenue growth at the RSNs. Increases in affiliate pricing and additional DTH subscribers contributed to the RSNs' revenue gains, which were partially offset by increased costs associated with sports rights, primarily due to major league baseball games which were rescheduled to October as a result of the September 11th attacks. FX also achieved revenue growth during the quarter primarily due to higher affiliate revenues, reflecting the addition of 20 million subscribers over the past year. The revenue gains were more than offset by increased programming costs for syndicated and original programming. This investment in programming has already proved successful as the original movie *Sins of the Father* generated a record audience of 3.2 million viewers during its January premiere.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported operating income of US$55 million during the second quarter, down slightly from the results a year ago. A reduction in overhead expense offset lower contribution margins primarily at the In-Store business due to the weak economic environment.

NEWSPAPERS

The Newspaper segment reported operating income of US$113 million. Circulation revenue gains in the Company's major newspaper markets were more than offset by the effect of the weak advertising environment and unfavorable currency exchange fluctuations and resulted in operating income 16% below a year ago.

The UK newspaper group reported operating income 13% below the same period a year ago as circulation revenue gains across all titles were more than offset by a 19% decline in advertising revenue in local currency terms. The advertising weakness was principally the result of lower volumes and yields across all categories at *The Times* and *The Sunday Times* combined with lower color volume and display advertising at *The Sun* and *The News of the World*.

The Australian newspaper group posted a 5% decline in operating profit for the quarter in local currency terms compared to a year ago as advertising declines of 3% more than offset circulation revenue gains. The decrease in advertising was due to weak classified and display advertising as a result of the soft employment market, which mitigated the strong real estate advertising related to the fall in interest rates.

BOOK PUBLISHING

HarperCollins reported revenue growth of 8% and operating income 5% above last year's second quarter. The increases were driven by solid holiday season sales in the U.S. and the strong performance of HarperCollins' international divisions, which were led by the success of books by J.R.R. Tolkein and the blockbuster biography of comedian Billy Connolly, which continues to be featured on the *The Sunday Times* bestseller list. During the quarter, HarperCollins had 35 books on *The New York Times* bestseller list including six books in *The Series of Unfortunate Events* by Lemony Snicket, which have collectively spent more than 180 weeks on the list.

OTHER

At the end of the quarter, the Company recorded a US$909 million one-time abnormal charge relating to our three U.S. national sports contracts as follows: National Football League (US$387 million), NASCAR (US$297 million) and Major League Baseball (US$225 million). The severe downturn in sports related advertising during the second half of calendar 2001, the lack of any sustained advertising rebound subsequent to September 11th and the reduction of forecasted long-term advertising growth rates all resulted in a reduction of our projections of direct revenues from these contracts.

---

[1] *Fiscal 2001 pro forma results include the consolidation of television stations acquired as a result of the Chris Craft transaction as if they were owned effective 31 July, 2000.*

ASSOCIATED ENTITIES

Associated Entities reported equity income of A$12 million in the second quarter compared to a loss of A$48 million a year ago. This improvement in equity income is primarily due to favorable foreign currency fluctuations at the Latin America platforms and increased revenues at BSkyB from subscriber growth. Partially offsetting these positive variances was a decrease in equity earnings at Fox Family prior to being sold during October.

The Company's share of Associated Entities earnings (losses) is as follows:

	% Owned	3 Months Ended 31 December, 2001	3 Months Ended 31 December, 2000 [(a)]	6 Months Ended 31 December, 2001	6 Months Ended 31 December, 2000 [(a)]
		US $ Millions		US $ Millions	
Platforms:					
BSkyB	36.3% [(b)]	$ (21)	$ (32)	$ (27)	$ (30)
FOXTEL – Australia	25.0%	(2)	(2)	(4)	(4)
Sky Latin America:					
NetSat - Brazil	36.0%	18	(17)	(13)	(33)
Innova - Mexico	30.0%	-	(17)	(19)	(21)
Other	Various	(11)	(10)	(22)	(17)
Channels:					
Fox Sports Domestic Cable Networks	Various	12	15	4	29
STAR Associates:					
ESPN STAR Sports	50.0%	(2)	(4)	(4)	(8)
Other STAR	Various [(c)]	(1)	2	(2)	5
Other Associates	Various [(d)]	13	39	31	37
Total Associated Entities' Earnings (Losses)		$ 6	$ (26)	$ (56)	$ 42)
In Australian Dollars		A$ 12	A$ (48)	A$ (109)	A$ (75)

Further details on the Associated Entities follow.

[(a)] *The fiscal 2001 presentation has been reclassified to conform to the fiscal 2002 presentation, which now reflects associate financial results after tax.*

[(b)] *For the six months ended 31 December, 2000, News' share of BSkyB was 37.1%.*

[(c)] *Primarily comprises Phoenix Satellite Television, Koos Cable Group, and Hathway Cable.*

[(d)] *Primarily comprises Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, National Geographic, Fox Family Worldwide (until it was sold in October 2001), and Fox Sports International (until the remaining interest was purchased and consolidated in December 2001).*

BSkyB (in STG) – United Kingdom	3 Months Ended 31 December,		6 Months Ended 31 December,	
	2001	2000 [(a)*]	2001	2000 [(a)*]
	Millions (except subs.)		Millions (except subs.)	
Revenues	£ 678	£ 566	£ 1,321	£ 1,086
EBITDA	46	27	111	76
Net loss before exceptional items	£ (118)	£ (114)	£ (223)	£ (168)
AGAAP Adjustments (in US$)[(1)]	$ 41	$ 30	$ 90	$ 62
News' 36/37% reportable share (in US$)	$ (21)	$ (32)	$ (27)	$ (30)
Net Debt			£ 1,833	£ 1,440
Ending Subscribers			11,223,000	9,750,000
DTH Subscribers			5,716,000	5,051,000

* Does not reflect BSkyB's FRS 19 restatement in 2000

BSkyB's revenue for the quarter increased 20% principally driven by a 13% increase in the number of DTH subscribers and an 11% increase in core ARPU. EBITDA increased 70% reflecting higher revenues partially offset by increased programming costs resulting from the Premier League contract and subscriber growth, as well as the inclusion of operating expenses associated with interactive services. Increased losses at BSkyB's equity affiliate, KirchPayTV, contributed to the increase in net loss before exceptional items.

FOXTEL (in A$) – Australia	3 Months Ended 31 December,		6 Months Ended 31 December,	
	2001	2000 [(a)]	2001	2000 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues	A$ 127	A$ 112	A$ 251	A$ 219
EBITDA	(6)	(15)	(21)	(28)
Net loss	A$ (12)	A$ (14)	A$ (30)	A$ (28)
News' 25% Reportable Share (in US$)	$ (2)	$ (2)	$ (4)	$ (4)
Ending Subscribers			775,000	703,000

FOXTEL's revenues for the quarter increased 13% principally due to a 10% increase in subscribers compared to a year ago. EBITDA losses for the quarter decreased 60% resulting from the increased revenues and a decrease in subscriber acquisition costs, partially offset by an increase in programming costs due to the weak Australian Dollar. FOXTEL now has 775,000 subscribers, 38% of whom are satellite subscribers.

Net Sat (in US$) – Brazil	3 Months Ended 31 December,		6 Months Ended 31 December,	
	2001	2000 [(a)]	2001	2000 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	R$ 141	R$ 115	R$ 288	R$ 223
Revenues	$ 55	$ 60	$ 113	$ 119
EBITDA	5	(31)	(2)	(47)
Net income/(loss)	50	(47)	(35)	(91)
News' 36% Reportable Share (in US$)	$ 18	$ (17)	$ (13)	$ (33)
Net Debt (excluding capitalized leases)			$ 213	$ 228
Ending Subscribers			708,000	652,000

Net Sat's subscriber base increased 9% over the prior year, resulting in a 23% increase in local currency revenues. EBITDA improved $36 million versus the second quarter a year ago and was positive as a result of a significant reduction in subsidy costs due to the lower average cost per set-top box, and lower marketing costs. Additionally, the strengthening of the Brazilian Real on US dollar denominated liabilities favorably impacted Net Sat's net results for the quarter.

Innova in (US$) – Mexico	3 Months Ended 31 December,		6 Months Ended 31 December,	
	2001	2000 [(a)]	2001	2000 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	Ps 809	Ps 672	Ps 1,622	Ps 1,234
Revenues	$ 88	$ 66	$ 176	$ 126
EBITDA	12	(10)	25	(15)
Net income (loss)	$ (1)	$ (56)	$ (63)	$ (70)
News' 30% Reportable Share (in US$)	$ -	$ (17)	$ (19)	$ (21)
Net Debt (excluding capitalized leases)			$ 370	$ 370
Ending Subscribers			692,000	590,000

At Innova, EBITDA reflects a 23% increase in local currency revenues primarily due to subscriber growth of 17% over the prior-year. Additionally, the strengthening of the Mexican Peso on US dollar denominated liabilities favorably impacted Innova's net results for the quarter.

Fox Sports Domestic Cable Networks* (in US$):

	3 Months Ended 31 December, 2001	3 Months Ended 31 December, 2000 [a]	6 Months Ended 31 December, 2001	6 Months Ended 31 December, 2000 [a]
	Millions (except subs.)		Millions (except subs.)	
Net income (loss)	$ (2)	$ -	$ (24)	$ 2
AGAAP Adjustments [1]	14	15	28	27
News' Reportable Share*	$ 12	$ 15	$ 4	$ 29
Ending subscribers			41,707,000	88,372,000

At the domestic associates, operating results for the quarter reflect higher advertising revenues at National Sports Partnership and increased affiliate revenues across the RSNs. These positive variances were more than offset by the absence of equity income due to the sale of Home Team Sports.

**Various TNCL associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network, Home Team Sports (which was sold in February 2001), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partnership and National Advertising Partnership, as well as Speedvision and Outdoor Life Network until July 2001.*

ESPN STAR Sports (in US$) – Asia	3 Months Ended 31 December, 2001	3 Months Ended 31 December, 2000 [a]	6 Months Ended 31 December, 2001	6 Months Ended 31 December, 2000 [a]
	Millions (except subs.)		Millions (except subs.)	
Revenues	$ 37	$ 29	$ 62	$ 47
EBITDA	(1)	(6)	(3)	(12)
Net Loss	$ (3)	$ (8)	$ (8)	$(16)
News' 50% Reportable Share (in US$)	$ (2)	$ (4)	$ (4)	$ (8)
Viewership			141,464,000	111,551,000

Operating results for the quarter reflect increased subscription revenues principally due to subscriber growth in India, Malaysia, Singapore and Thailand, along with new revenues from the English Premier League events. EBITDA losses decreased 83% resulting from the increase in revenues partially offset by higher programming and production costs related to the acquisition of exclusive soccer rights. Overall viewership at ESPN STAR Sports increased 27% to approximately 141 million.

Other

In addition, the Company has investments in several start-up Associated Entities. News' reportable share of the capitalised start-up losses from these ventures, primarily in Italy, was approximately US$61 million for the quarter. Costs incurred in the development of major new activities are capitalised until the operations commence on a commercial basis.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	6 Months Ended 31 December,	
	2001	2000
Australian Dollar/U.S Dollar	0.51	0.55
U.K. Pounds Sterling/U.S. Dollar	1.44	1.47

[1] *Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles ("AGAAP") relating to capitalized losses from start-up businesses and identifiable intangible amortization.*

To receive a copy of this press release through the Internet, access News Corp's corporate Web site located at http://www.newscorp.com

Audio from News Corp's meeting with analysts on the second-quarter results can be heard live on the Internet at 9:00 a.m. Eastern Standard Time (Australia) today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations
212-852-7092

Andrew Butcher, Press Inquiries
212-852-7070

PROFIT & LOSS STATEMENT

	Note	3 Months Ended 31 December, 2001	3 Months Ended 31 December, 2000	6 Months Ended 31 December, 2001	6 Months Ended 31 December, 2000
		A$ Millions (except per share data)		A$ Millions (except per share data)	
Operating revenue	1	$ 8,043	$ 7,157	$ 14,638	$ 12,777
Operating Income	1	961	1,039	1,663	1,715
Other income (expense)					
Associated entities		12	(48)	(109)	(75)
Interest expense (net)		(273)	(246)	(525)	(462)
Dividends on exchangeable preferred securities		(23)	(22)	(47)	(43)
Operating profit before income tax expense and abnormal items		677	723	982	1,135
Income tax expense		204	166	285	278
Operating profit after income tax before abnormal Items		473	557	697	857
Outside equity interests in operating profit before abnormal items		76	65	140	106
Operating profit after outside equity interests, Before abnormal items		397	492	557	751
Abnormal items (net)					
Parent entity and controlled entities		(509)	(507)	(487)	(1,205)
Associated entities		(1,067)	(21)	(1,108)	(21)
		(1,576)	(528)	(1,595)	(1,226)
Operating loss after income tax and abnormal items		$ (1,179)	$ (36)	$ (1,038)	$ (475)
Earnings Per Share					
Operating profit after outside equity interests, Before abnormal items		$ 0.079	$ 0.119	$ 0.110	$ 0.180
Abnormal items (net)		(0.327)	(0.132)	(0.331)	(0.304)
Operating loss after income tax and abnormal items		$ (0.248)	$ (0.013)	$ (0.221)	$ (0.124)

BALANCE SHEET

	31 December, 2001	30 June, 2001
	A$ Millions	
ASSETS		
Current Assets		
Cash	$ 6,247	$ 5,615
Receivables	8,308	6,683
Inventories	3,294	3,259
Other	744	616
Total Current Assets	18,593	16,173
Non-Current Assets		
Receivables	995	762
Investments	20,881	23,151
Inventories	5,340	5,219
Property, plant and equipment	7,226	7,110
Publishing rights, titles and television licenses	38,384	31,051
Goodwill	486	519
Other	999	976
Total Non-Current Assets	74,311	68,788
Total Assets	$ 92,904	$ 84,961
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Borrowings	$ 90	$ 63
Creditors	10,100	8,777
Provisions	1,194	936
Total Current Liabilities	11,384	9,776
Non-Current Liabilities		
Borrowings	18,154	18,742
Creditors	5,231	4,465
Provisions	1,719	716
Total Non-Current Liabilities	25,104	23,923
Exchangeable preferred securities	3,706	3,667
Total liabilities including exchangeable preferred securities	40,194	37,366
Shareholders' Equity		
Share capital	26,873	20,735
Reserves	9,545	10,899
Retained profits	10,982	10,906
Shareholders' equity attributable to members of the parent entity	47,400	42,540
Outside equity interests in controlled entities	5,310	5,055
Total Shareholders' Equity	52,710	47,595
Total Liabilities and Shareholders' Equity	$92,904	$84,961

CASH FLOW STATEMENT

	6 Months Ended 31 December, 2001	2000
	A$ Millions	
Operating Activity		
Operating loss after income tax and abnormals	$ (1,038)	$ (475)
Adjustment for non-cash and non-operating activities:		
Equity earnings, net	142	75
Depreciation and amortisation	376	330
Provisions and other	89	145
Abnormal items (net)	1,595	1,226
Change in assets and liabilities:		
Receivables	(1,604)	(1,725)
Inventories	(646)	(353)
Payables	1,020	678
Cash used in operating activity	(66)	(99)
Investing and other activity		
Property, plant and equipment	(300)	(621)
Investments	(2,934)	(1,406)
Proceeds from sale of non-current assets	4,613	864
Cash provided by (used in) investing activity	1,379	(1,163)
Financing activity		
Repayment of debt, net	(652)	(25)
Issuance of shares	112	36
Repurchase of preferred shares, net	-	(91)
Dividends paid	(162)	(92)
Leasing and other finance costs	-	(1)
Cash used in financing activity	(702)	(173)
Net increase (decrease) in cash	611	(1,435)
Opening cash balance	5,615	4,638
Exchange movement on opening balance	21	310
Closing cash balance	$ 6,247	$ 3,513

Note 1 – SEGMENT DATA

	3 Months Ended 31 December, 2001	3 Months Ended 31 December, 2000	6 Months Ended 31 December, 2001	6 Months Ended 31 December, 2000
BY GEOGRAPHIC AREAS	A$ Millions		A$ Millions	
Revenues				
United States	$6,230	$ 5,456	$ 11,195	$ 9,574
United Kingdom	1,183	1,097	2,229	2,048
Australasia	630	604	1,214	1,155
	$ 8,043	$ 7,157	$ 14,638	$12,777
Operating Income				
United States	$ 673	$ 721	$ 1,217	$ 1,249
United Kingdom	223	238	361	376
Australasia	65	80	85	90
	$ 961	$ 1,039	$ 1,663	$ 1,715
BY INDUSTRY SEGMENT				
Revenues				
Filmed Entertainment	$ 2,182	$ 1,988	$ 4,001	$ 3,299
Television	2,610	2,209	4,145	3,545
Cable Network Programming	790	591	1,634	1,224
Magazines and Inserts	382	402	768	797
Newspapers	1,194	1,190	2,299	2,267
Book Publishing	564	505	1,172	1,089
Other	321	272	619	556
	$ 8,043	$ 7,157	$14,638	$12,777
Operating Income				
Filmed Entertainment	$ 226	$ 235	$ 462	$ 405
Television	220	325	321	468
Cable Network Programming	118	81	180	149
Magazines and Inserts	106	111	192	189
Newspapers	221	249	364	419
Book Publishing	81	75	161	162
Other	(11)	(37)	(17)	(77)
	$ 961	$ 1,039	$ 1,663	$ 1,715

EXHIBIT B

News Corporation

EARNINGS RELEASE FOR THE QUARTER ENDED DECEMBER 31, 2001
IN U.S. DOLLARS

NEWS CORPORATION REPORTS SECOND QUARTER REVENUE GROWTH

QUARTER HIGHLIGHTS

- Pro forma revenue growth of 3% led by gains at the Filmed Entertainment, Television, Cable Network Programming and Book Publishing segments.
- Cable Network Programming's operating income up 36%, driven by strong subscriber growth at both FX and Fox News and higher subscriber rates at the Regional Sports Networks.
- Robust video and DVD sales from *Planet of the Apes* and *Dr. Dolittle 2* contributed to strong operating income of $115 million in Filmed Entertainment
- Base television stations increase market share by more than 7%; STAR revenues grow more than 12%. Overall Television segment results down from year ago due to weak advertising environment, lower ratings at the broadcast network and higher sports related losses.
- Newspapers increase circulation revenues across all major titles. Print business earnings in aggregate below a year ago reflecting adverse exchange rate movements and overall advertising market weakness, particularly in the U.K.
- BSkyB's revenue and EBITDA grow 20% and 70%, respectively, as a result of a 13% increase in BSkyB's digital DTH subscriber base, which now exceeds 5.7 million.

NEW YORK, N.Y., February 12, 2002 – The News Corporation Limited (NYSE: NWS, NWS.A) today reported consolidated revenues of $4.12 billion and operating income of $492 million for the second fiscal quarter ended December 31, 2001, versus revenues of $3.85 billion and operating income of $562 million a year ago.

Consolidated Operating Income	**3 Months Ended December 31,**		**6 Months Ended December 31,**	
	2001	**2000**	**2001**	**2000**
	US $ Millions		**US $ Millions**	
Filmed Entertainment	$ 115	$ 127	$ 237	$ 225
Television	113	176	165	259
Cable Network Programming	60	44	92	83
Magazines & Inserts	55	60	99	105
Newspapers	113	135	187	233
Book Publishing	42	40	83	90
Other	(6)	(20)	(9)	(43)
Consolidated Operating Income	$ 492	$ 562	$ 854	$ 952

The News Corporation Limited
Incorporated in South Australia

A.C.N. 007-910-330
2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

Despite the adverse market conditions that continue to affect its advertising-driven businesses, the Company achieved a 3% pro-forma[(1)] revenue increase during the quarter driven by the Filmed Entertainment and Cable Network Programming segments. Strong earnings growth at the Company's cable networks was driven by dramatic revenue and subscriber gains at Fox News Channel – which posted the highest-rated quarter in its history - and by higher operating profit at Fox Sports Networks. However, these improvements were more than offset by year-over-year declines at the television stations, broadcast network and newspapers. Solid contributions from the Filmed Entertainment segment this quarter were slightly below a year ago reflecting the higher marketing costs of domestic theatrical releases.

Included in this period's results is the consolidation of the television stations acquired as a result of the Chris-Craft transaction which was completed July 31, 2001. On a pro forma basis the Television segment would have reported operating income a year ago of $211 million for the three months and $311 million for the five months ended December 31, 2000. In addition, as of the beginning of the fiscal year, certain other television businesses primarily related to the sale and production of syndicated television series, which were previously included in the Television segment, are now included as part of Filmed Entertainment. The prior year's reported results have been reclassified accordingly.

CHAIRMAN'S COMMENTS

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

> "In the second quarter, our businesses continued their diligent efforts to maintain operating momentum in the face of the worst advertising market since World War II and the even worse economic conditions post September 11th. Our television stations, cable properties and newspapers all improved their competitive positions in their markets; pay-TV platforms in the U.K. and across Asia and Latin America posted growth in subscriber numbers; and, despite the tough conditions, the majority of our operations increased revenues. The stringent cost-cutting programs that we have implemented not only reduced expenditures during the second quarter but also will permanently reduce the cost structure of our businesses.
>
> "Despite our best efforts, operating income for the quarter was down versus the prior year. This was due in part to losses sustained from our broadcast contracts with the National Football League, NASCAR and Major League Baseball. While ratings for both regular and post-season baseball and football remained strong, the anemic advertising market unfortunately prevented us from reaching our revenue or profit forecasts. A revised outlook has prompted a re-evaluation of our long-term U.S. sports contracts resulting in a large one-time charge.
>
> "While we have yet to see clear signs of an economic recovery, there are some hints of a modest upswing in the U.S. advertising market. Television station pacings in the current quarter are running ahead of this time last year, while scatter pricing for the FOX network remains ahead of upfront pricing."

Associated Entities reported equity income of $6 million in the second quarter compared to a loss of $26 million a year ago. This improvement is primarily due to favorable foreign currency fluctuations at the Latin American platforms and increased revenues at BSkyB from subscriber growth. Partially offsetting these positive variances was a decrease in equity earnings at Fox Family Worldwide prior to being sold during October.

After-tax profit before abnormal items decreased to $203 million ($0.17 per ADR) for the quarter versus the year-ago result of $270 million ($0.26 per ADR), primarily due to a decline in consolidated operating income partially off-set by higher contributions from Associated Entities. The weighted average number of ADRs used to calculate earnings per ADR for the quarter was approximately 1,221 million as compared to 1,008 million of a year ago. The increase reflects the issuance of approximately 150 million ADRs in conjunction with the additional Gemstar-TV Guide investment, the issuance of approximately 69 million ADRs related to the Chris-Craft acquisition and the issuance of approximately four million ADRs for the acquisition of the remaining 50% interest in Fox Sports International.

The Company reported a net abnormal loss in the quarter of $809 million. The loss reflects a profit from the sale of a 49.5% interest in Fox Family Worldwide offset by a charge associated with the pending divestiture of our interest in Stream as well as a write down of the Company's broadcast network sports contracts. The recovery of these contracts over their remaining lives was impacted by both the downturn in the advertising environment and a lowered outlook for advertising growth. In addition, given the uncertainties surrounding the Kirch Gruppe, the abnormal loss includes a write-down of the Company's carrying value in Kirch Media and the Company's share of BSkyB's write-down of its carrying value in KirchPayTV.

An interim unfranked dividend of A$0.06 per Ordinary ADR and A$0.15 per Preferred Limited Voting ADR has been declared and is payable on May 7, 2002. Completed share transfers received by the Company until 5:00 PM on March 28, 2002 will be registered before entitlements to the dividend are determined.

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported second quarter operating income of $115 million, compared to $127 million in the same period a year ago. Strong current year operating profits included the worldwide home video and DVD releases of *Planet of the Apes* and *Dr. Dolittle 2*, partially offset by release costs for *Shallow Hal*, *Black Knight*, *Joe Somebody* and *Behind Enemy Lines*. Last year's results were fueled by the international theatrical and domestic video release of *X-Men* as well as strong worldwide library sales.

Twentieth Century Fox Television (TCFTV) increased its second quarter earnings over a year ago with higher contributions from various series including *King of the Hill*, *The Practice* and *Buffy the Vampire Slayer*. TCFTV also continued its string of hit shows with the successful debut of several new series including *Bernie Mac*, FOX's top-rated new show among adults 18-49, and *Reba*, the WB's highest-rated comedy of the season. In addition, several returning shows – including *The Simpsons*, *King of the Hill*, *Judging Amy*, *The Practice* and *Malcolm in the Middle* – continue to perform extremely well, ranking number one in their time slots among adults 18-49.

TELEVISION

The Television segment reported operating income of $113 million versus pro forma operating income of $211 million in the same period a year ago, reflecting declines at both the Fox Television Stations and the Fox Broadcasting Company (FBC).

Operating income at the Fox Television Stations (FTS) declined 10% compared to the pro forma results for the second quarter a year ago, primarily as a result of the continued soft advertising market. However, on the strength of its syndicated programming and local news, FTS expanded the market share of its base stations to 21.4%, an increase of 1.4 percentage points from last year's 20% share.

At the Fox Broadcasting Company, the continued weakness of the advertising environment, combined with lower ratings and higher sports programming costs, resulted in decreased operating results versus the second quarter a year ago. The network is launching several mid-season replacements to improve ratings including the promising *That 80's Show* which has delivered solid ratings since its January premier and the critically acclaimed *Andy Richter Controls the Universe.*

STAR maintained its momentum during the second quarter with continued advertising and subscription revenue growth, particularly at STAR Plus in India. STAR Plus, which on average broadcasts 15 of the top 20 Hindi programs, is the number one cable channel in the region. STAR's revenue gains were offset by increased programming and channel launch costs as STAR Plus continues to expand its array of local language channels and content.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel, Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel (FX) and Speedvision), the Los Angeles Dodgers and other cable-related businesses, reported second quarter operating income of $60 million, a 36% increase over prior year's results.

The Fox News Channel (FNC) achieved 31% revenue growth from significant increases in both affiliate and advertising revenues during the quarter. FNC improved its contributions compared to a year ago despite the higher costs associated with covering the war on terrorism, largely driven by the addition of nearly 20 million subscribers since the same period last year. The channel's current subscriber base now exceeds 78 million. The subscriber gains, combined with FNC's highest-rated quarter since its launch, produced viewership growth of 91% on a 24-hour basis and 62% in primetime. As a result, advertising sales for the quarter were up 59% compared to the prior year.

Fox Sports Networks reported improved operating profit contributions during the quarter, primarily as a result of revenue growth at the RSNs. Increases in affiliate pricing and additional DTH subscribers contributed to the RSNs' revenue gains, which were partially offset by increased costs associated with sports rights, primarily due to major league baseball games which were rescheduled to October as a result of the September 11th attacks. FX also achieved revenue growth during the quarter primarily due to higher affiliate revenues, reflecting the addition of 20 million subscribers over the past year. The revenue gains were more than offset by increased programming costs for syndicated and original programming. This investment in programming has already proved successful as the original movie *Sins of the Father* generated a record audience of 3.2 million viewers during its January premiere.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported operating income of $55 million during the second quarter, down slightly from the results a year ago. A reduction in overhead expense offset lower contribution margins primarily at the In-Store business due to the weak economic environment.

NEWSPAPERS

The Newspaper segment reported operating income of $113 million. Circulation revenue gains in the Company's major newspaper markets were more than offset by the effect of the weak advertising environment and unfavorable currency exchange fluctuations and resulted in operating income 16% below a year ago.

The UK newspaper group reported operating income 13% below the same period a year ago as circulation revenue gains across all titles were more than offset by a 19% decline in advertising revenue in local currency terms. The advertising weakness was principally the result of lower volumes and yields across all categories at *The Times* and *The Sunday Times* combined with lower color volume and display advertising at *The Sun* and *The News of the World*.

The Australian newspaper group posted a 5% decline in operating profit for the quarter in local currency terms compared to a year ago as advertising declines of 3% more than offset circulation revenue gains. The decrease in advertising was due to weak classified and display advertising as a result of the soft employment market, which mitigated the strong real estate advertising related to the fall in interest rates.

BOOK PUBLISHING

HarperCollins reported revenue growth of 8% and operating income 5% above last year's second quarter. The increases were driven by solid holiday season sales in the U.S. and the strong performance of HarperCollins' international divisions, which were led by the success of books by J.R.R. Tolkein and the blockbuster biography of comedian Billy Connolly, which continues to be featured on the *The Sunday Times* bestseller list. During the quarter, HarperCollins had 35 books on *The New York Times* bestseller list including six books in *The Series of Unfortunate Events* by Lemony Snicket, which have collectively spent more than 180 weeks on the list.

OTHER

At the end of the quarter, the Company recorded a $909 million one-time abnormal charge relating to our three U.S. national sports contracts as follows: National Football League ($387 million), NASCAR ($297 million) and Major League Baseball ($225 million). The severe downturn in sports related advertising during the second half of calendar 2001, the lack of any sustained advertising rebound subsequent to September 11th and the reduction of forecasted long-term advertising growth rates all resulted in a reduction of our projections of direct revenues from these contracts.

---

(1) *Fiscal 2001 pro forma results include the consolidation of television stations acquired as a result of the Chris Craft transaction as if they were owned effective July 31, 2000.*

ASSOCIATED ENTITIES

Associated Entities reported equity income of $6 million in the second quarter compared to a loss of $26 million a year ago. This improvement in equity income is primarily due to favorable foreign currency fluctuations at the Latin America platforms and increased revenues at BSkyB from subscriber growth. Partially offsetting these positive variances was a decrease in equity earnings at Fox Family prior to being sold during October.

The Company's share of Associated Entities earnings (losses) is as follows:

	% Owned	3 Months Ended December 31, 2001	3 Months Ended December 31, 2000 [a]	6 Months Ended December 31, 2001	6 Months Ended December 31, 2000 [a]
Platforms:		US $ Millions		US $ Millions	
BSkyB	36.3% [b]	$ (21)	$ (32)	$ (27)	$ (30)
FOXTEL - Australia	25.0%	(2)	(2)	(4)	(4)
Sky Latin America:					
NetSat - Brazil	36.0%	18	(17)	(13)	(33)
Innova - Mexico	30.0%	-	(17)	(19)	(21)
Other	Various	(11)	(10)	(22)	(17)
Channels:					
Fox Sports Domestic Cable Networks	Various	12	15	4	29
STAR Associates:					
ESPN STAR Sports	50.0%	(2)	(4)	(4)	(8)
Other STAR	Various [c]	(1)	2	(2)	5
Other Associates	Various [d]	13	39	31	37
Total Associated Entities' Earnings (Losses)		$ 6	$ (26)	$ (56)	$ (42)

Further details on the Associated Entities follow.

[a] *The fiscal 2001 presentation has been reclassified to conform to the fiscal 2002 presentation, which now reflects associate financial results after tax.*

[b] *For the six months ended December 31, 2000, News' share of BSkyB was 37.1%.*

[c] *Primarily comprises Phoenix Satellite Television, Koos Cable Group, and Hathway Cable.*

[d] *Primarily comprises Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, National Geographic, Fox Family Worldwide (until it was sold in October 2001), and Fox Sports International (until the remaining interest was purchased and consolidated in December 2001).*

BSkyB (in STG) – United Kingdom	3 Months Ended December 31,		6 Months Ended December 31,	
	2001	2000 (a)*	2001	2000 (a)*
	Millions (except subs.)		Millions (except subs.)	
Revenues	£ 678	£ 566	£ 1,321	£ 1,086
EBITDA	46	27	111	76
Net loss before exceptional items	£ (118)	£ (114)	£ (223)	£ (168)
AGAAP Adjustments (in US$)[1]	$ 41	$ 30	$ 90	$ 62
News' 36/37% reportable share (in US$)	$ (21)	$ (32)	$ (27)	$ (30)
Net Debt			£ 1,833	£ 1,440
Ending Subscribers			11,223,000	9,750,000
DTH Subscribers			5,716,000	5,051,000

** Does not reflect BSkyB's FRS 19 restatement in 2000*

BSkyB's revenue for the quarter increased 20% principally driven by a 13% increase in the number of DTH subscribers and an 11% increase in core ARPU. EBITDA increased 70% reflecting higher revenues partially offset by increased programming costs resulting from the Premier League contract and subscriber growth, as well as the inclusion of operating expenses associated with interactive services. Increased losses at BSkyB's equity affiliate, KirchPayTV, contributed to the increase in net loss before exceptional items.

FOXTEL (in A$) – Australia	3 Months Ended December 31,		6 Months Ended December 31,	
	2001	2000 (a)	2001	2000 (a)
	Millions (except subs.)		Millions (except subs.)	
Revenues	A$ 127	A$ 112	A$ 251	A$ 219
EBITDA	(6)	(15)	(21)	(28)
Net loss	A$ (12)	A$ (14)	A$ (30)	A$ (28)
News' 25% Reportable Share (in US$)	$ (2)	$ (2)	$ (4)	$ (4)
Ending Subscribers			775,000	703,000

FOXTEL's revenues for the quarter increased 13% principally due to a 10% increase in subscribers compared to a year ago. EBITDA losses for the quarter decreased 60% resulting from the increased revenues and a decrease in subscriber acquisition costs, partially offset by an increase in programming costs due to the weak Australian Dollar. FOXTEL now has 775,000 subscribers, 38% of whom are satellite subscribers.

Net Sat (in US$) – Brazil	3 Months Ended December 31, 2001	3 Months Ended December 31, 2000 [a]	6 Months Ended December 31, 2001	6 Months Ended December 31, 2000 [a]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	R$ 141	R$ 115	R$ 288	R$ 223
Revenues	$ 55	$ 60	$ 113	$ 119
EBITDA	5	(31)	(2)	(47)
Net income/(loss)	50	(47)	(35)	(91)
News' 36% Reportable Share (in US$)	$ 18	$ (17)	$ (13)	$ (33)
Net Debt (excluding capitalized leases)			$ 213	$ 228
Ending Subscribers			708,000	652,000

Net Sat's subscriber base increased 9% over the prior year, resulting in a 23% increase in local currency revenues. EBITDA improved $36 million versus the second quarter a year ago and was positive as a result of a significant reduction in subsidy costs due to the lower average cost per set-top box, and lower marketing costs. Additionally, the strengthening of the Brazilian Real on US dollar denominated liabilities favorably impacted Net Sat's net results for the quarter.

Innova in (US$) – Mexico	3 Months Ended December 31, 2001	3 Months Ended December 31, 2000 [a]	6 Months Ended December 31, 2001	6 Months Ended December 31, 2000 [a]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	Ps 809	Ps 672	Ps 1,622	Ps 1,234
Revenues	$ 88	$ 66	$ 176	$ 126
EBITDA	12	(10)	25	(15)
Net income (loss)	$ (1)	$ (56)	$ (63)	$ (70)
News' 30% Reportable Share (in US$)	$ -	$ (17)	$ (19)	$ (21)
Net Debt (excluding capitalized leases)			$ 370	$ 370
Ending Subscribers			692,000	590,000

At Innova, EBITDA reflects a 23% increase in local currency revenues primarily due to subscriber growth of 17% over the prior-year. Additionally, the strengthening of the Mexican Peso on US dollar denominated liabilities favorably impacted Innova's net results for the quarter.

Fox Sports Domestic Cable Networks* (in US$):

	3 Months Ended December 31, 2001	3 Months Ended December 31, 2000 [(a)]	6 Months Ended December 31, 2001	6 Months Ended December 31, 2000 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Net income (loss)	$ (2)	$ -	$ (24)	$ 2
AGAAP Adjustments [(1)]	14	15	28	27
News' Reportable Share*	$ 12	$ 15	$ 4	$ 29
Ending subscribers			41,707,000	88,372,000

At the domestic associates, operating results for the quarter reflect higher advertising revenues at National Sports Partnership and increased affiliate revenues across the RSNs. These positive variances were more than offset by the absence of equity income due to the sale of Home Team Sports.

**Various TNCL associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network, Home Team Sports (which was sold in February 2001), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partnership and National Advertising Partnership, as well as Speedvision and Outdoor Life Network until July 2001.*

ESPN STAR Sports (in US$) – Asia	3 Months Ended December 31, 2001	3 Months Ended December 31, 2000 [(a)]	6 Months Ended December 31, 2001	6 Months Ended December 31, 2000 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues	$ 37	$ 29	$ 62	$ 47
EBITDA	(1)	(6)	(3)	(12)
Net Loss	$ (3)	$ (8)	$ (8)	$(16)
News' 50% Reportable Share (in US$)	$ (2)	$ (4)	$ (4)	$ (8)
Viewership			141,464,000	111,551,000

Operating results for the quarter reflect increased subscription revenues principally due to subscriber growth in India, Malaysia, Singapore and Thailand, along with new revenues from the English Premier League events. EBITDA losses decreased 83% resulting from the increase in revenues partially offset by higher programming and production costs related to the acquisition of exclusive soccer rights. Overall viewership at ESPN STAR Sports increased 27% to approximately 141 million.

Other

In addition, the Company has investments in several start-up Associated Entities. News' reportable share of the capitalized start-up losses from these ventures, primarily in Italy, was approximately US$61 million for the quarter. Costs incurred in the development of major new activities are capitalized until the operations commence on a commercial basis.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	6 Months Ended December 31, 2001	2000
Australian Dollar/U.S Dollar	0.51	0.55
U.K. Pounds Sterling/U.S. Dollar	1.44	1.47

[1] *Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles ("AGAAP") relating to capitalized losses from start-up businesses and identifiable intangible amortization.*

To receive a copy of this press release through the Internet, access News Corp's corporate Web site located at http://www.newscorp.com

Audio from News Corp's meeting with analysts on the second-quarter results can be heard live on the Internet at 5:00 p.m. Eastern Standard Time today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations
212-852-7092

Andrew Butcher, Press Inquiries
212-852-7070

PROFIT & LOSS STATEMENT

	Note	3 Months Ended December 31, 2001	3 Months Ended December 31, 2000	6 Months Ended December 31, 2001	6 Months Ended December 31, 2000
		US$ Millions (except per ADR data)		US$ Millions (except per ADR data)	
Operating revenue	1	$ 4,119	$ 3,850	$ 7,521	$ 7,090
Operating Income	1	492	562	854	952
Other income (expense)					
Associated entities		6	(26)	(56)	(42)
Interest expense (net)		(140)	(131)	(270)	(256)
Dividends on exchangeable preferred securities		(12)	(11)	(24)	(23)
Operating profit before income tax expense and abnormal items		346	394	504	631
Income tax expense		104	89	146	153
Operating profit after income tax before abnormal Items		242	305	358	478
Outside equity interests in operating profit before abnormal items		39	35	72	59
Operating profit after outside equity interests, before abnormal items		203	270	286	419
Abnormal items (net)					
Parent entity and controlled entities		(261)	(281)	(250)	(698)
Associated entities		(548)	(12)	(569)	(12)
		(809)	(293)	(819)	(710)
Operating loss after income tax and abnormal items		$ (606)	$ (23)	$ (533)	$ (291)
Earnings per ADR					
Operating profit after outside equity interests, before abnormal items		$ 0.17	$ 0.26	$ 0.23	$ 0.40
Abnormal items (net)		(0.67)	(0.29)	(0.68)	(0.70)
Operating loss after income tax and abnormal items		$ (0.50)	$ (0.03)	$ (0.45)	$ (0.30)

BALANCE SHEET

	December 31, 2001	June 30, 2001
	US$ Millions	
ASSETS		
Current Assets		
Cash	$ 3,170	$ 2,842
Receivables	4,216	3,382
Inventories	1,672	1,649
Other	378	312
Total Current Assets	9,436	8,185
Non-Current Assets		
Receivables	505	386
Investments	10,597	11,717
Inventories	2,710	2,641
Property, plant and equipment	3,667	3,598
Publishing rights, titles and television licenses	19,480	15,715
Goodwill	247	263
Other	507	494
Total Non-Current Assets	37,713	34,814
Total Assets	$ 47,149	$ 42,999
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Borrowings	$ 46	$ 32
Creditors	5,125	4,442
Provisions	606	473
Total Current Liabilities	5,777	4,947
Non-Current Liabilities		
Borrowings	9,213	9,485
Creditors	2,655	2,260
Provisions	872	363
Total Non-Current Liabilities	12,740	12,108
Exchangeable preferred securities	1,881	1,856
Total liabilities including exchangeable preferred securities	20,398	18,911
Shareholders' Equity		
Share capital	16,020	12,905
Reserves	443	1,071
Retained profits	7,593	7,554
Shareholders' equity attributable to members of the parent entity	24,056	21,530
Outside equity interests in controlled entities	2,695	2,558
Total Shareholders' Equity	26,751	24,088
Total Liabilities and Shareholders' Equity	$47,149	$42,999

CASH FLOW STATEMENT

	6 Months Ended December 31, 2001	2000
	US$ Millions	
Operating Activity		
Operating loss after income tax and abnormals	$ (533)	$ (291)
Adjustment for non-cash and non-operating activities:		
Equity earnings, net	73	42
Depreciation and amortization	193	183
Provisions and other	45	80
Abnormal items (net)	819	710
Change in assets and liabilities:		
Receivables	(814)	(957)
Inventories	(328)	(195)
Payables	510	375
Cash used in operating activity	(35)	(53)
Investing and other activity		
Property, plant and equipment	(152)	(343)
Investments	(1,489)	(778)
Proceeds from sale of non-current assets	2,341	478
Cash provided by (used in) investing activity	700	(643)
Financing activity		
Repayment of debt, net	(331)	(14)
Issuance of shares	57	20
Repurchase of preferred shares, net	-	(50)
Dividends paid	(82)	(51)
Leasing and other finance costs	-	(1)
Cash used in financing activity	(356)	(96)
Net increase (decrease) in cash	309	(792)
Opening cash balance	2,842	2,778
Exchange movement on opening balance	19	(43)
Closing cash balance	$ 3,170	$ 1,943

Note 1 – SEGMENT DATA

	3 Months Ended December 31, 2001	3 Months Ended December 31, 2000	6 Months Ended December 31, 2001	6 Months Ended December 31, 2000
BY GEOGRAPHIC AREAS	US$ Millions		US$ Millions	
Revenues				
United States	$ 3,191	$ 2,939	$ 5,752	$ 5,313
United Kingdom	605	588	1,145	1,136
Australasia	323	323	624	641
	$ 4,119	$ 3,850	$ 7,521	$ 7,090
Operating Income				
United States	$ 343	$ 389	$ 624	$ 693
United Kingdom	115	129	186	209
Australasia	34	44	44	50
	$ 492	$ 562	$ 854	$ 952
BY INDUSTRY SEGMENT				
Revenues				
Filmed Entertainment	$ 1,118	$ 1,076	$ 2,056	$ 1,831
Television	1,338	1,196	2,130	1,967
Cable Network Programming	404	314	840	679
Magazines and Inserts	195	215	394	442
Newspapers	611	637	1,181	1,258
Book Publishing	289	267	602	604
Other	164	145	318	309
	$ 4,119	$ 3,850	$ 7,521	$ 7,090
Operating Income				
Filmed Entertainment	$ 115	$ 127	$ 237	$ 225
Television	113	176	165	259
Cable Network Programming	60	44	92	83
Magazines and Inserts	55	60	99	105
Newspapers	113	135	187	233
Book Publishing	42	40	83	90
Other	(6)	(20)	(9)	(43)
	$ 492	$ 562	$ 854	$ 952

EXHIBIT C

FOX ENTERTAINMENT GROUP

EARNINGS RELEASE FOR THE QUARTER ENDED DECEMBER 31, 2001

FOX REPORTS SECOND QUARTER REVENUE GROWTH

QUARTER HIGHLIGHTS

- Pro forma revenue growth of 5% led by gains at the Filmed Entertainment, Television Broadcast Network and Cable Network Programming segments.
- Cable Network Programming's EBITDA up 30%, driven by strong subscriber growth at both FX and Fox News and higher subscriber rates at the Regional Sports Networks.
- Robust video and DVD sales from *Planet of the Apes* and *Dr. Dolittle 2* contributed to strong EBITDA of $135 million in Filmed Entertainment.
- Base television stations increase market share by more than 7%; overall television businesses down in aggregate from year ago due to weak advertising environment, lower ratings at the broadcast network and higher sports related losses.

NEW YORK, N.Y., February 12, 2002 – The Fox Entertainment Group (NYSE: FOX) today reported second quarter operating profit before depreciation and amortization (EBITDA) of $342 million, excluding a provision for sports contracts of $909 million, on revenues of $2.8 billion, as compared to prior year second quarter EBITDA of $396 million and revenues of $2.5 billion.

Consolidated EBITDA	**3 Months Ended December 31,**		**6 Months Ended December 31,**	
	2001	**2000**	**2001**	**2000**
	US $ Millions		**US $ Millions**	
Filmed Entertainment	$ 135	$ 151	$ 272	$ 268
Television Stations	259	249	388	401
Television Broadcast Network	(125)	(60)	(163)	(91)
Cable Network Programming	73	56	116	106
	$ 342	$ 396	$ 613	$ 684
Provision For Sports Contracts	(909)	-	(909)	-
Consolidated EBITDA	$ (567)	$ 396	$ (296)	$ 684

Despite the adverse market conditions that continue to affect its advertising-driven businesses, the Company achieved a five percent pro-forma[(1)] revenue increase during the quarter driven by the Filmed Entertainment and Cable Network Programming segments. Strong earnings growth at the Company's cable networks was driven by dramatic revenue and subscriber gains at Fox News Channel – which posted the highest-rated quarter in its history - and by higher operating profit at Fox Sports Networks. However, these improvements were more than offset by year-over-year pro forma declines at the television stations and broadcast network. Solid contributions from the Filmed Entertainment segment this quarter were slightly below a year ago reflecting the higher marketing costs of domestic theatrical releases.

Included in this period's results is the consolidation of the television stations acquired as a result of the Chris-Craft transaction which was completed July 31, 2001. On a pro forma basis, the Television Stations would have reported EBITDA of $285 million a year ago for the three months and $456 million for the five months ended December 31, 2000. In addition, as of the beginning of the fiscal year the Other Television segment, which was previously reported separately and primarily included businesses related to the sale and production of syndicated television series, is now included as part of Filmed Entertainment. Prior year reported results have been reclassified accordingly.

Commenting on the results, Chairman and Chief Executive Officer Rupert Murdoch said:

> "In the second quarter, our businesses continued their diligent efforts to maintain operating momentum in the face of the worst advertising market since World War II and the even worse economic conditions post September 11th. Our television stations and cable properties improved their competitive positions in their respective markets; filmed entertainment generated its second highest quarterly earnings contribution over the last two years; and, despite the tough conditions, the majority of our operations increased revenues. The stringent cost-cutting programs that we have implemented not only reduced expenditures during the second quarter but also will permanently reduce the cost structure of our businesses.
>
> "Despite our best efforts, operating income for the quarter was down versus the prior year. This was due in part to losses sustained from our broadcast contracts with the National Football League, NASCAR and Major League Baseball. While ratings for both regular and post-season baseball and football remained strong, the anemic advertising market unfortunately prevented us from reaching our revenue or profit forecasts. A revised outlook has prompted a re-evaluation of our long-term U.S. sports contracts resulting in a large one-time charge.
>
> "While we have yet to see clear signs of an economic recovery, there are some hints of a modest upswing in the U.S. advertising market. Television station pacings in the current quarter are running ahead of this time last year, while scatter pricing for the FOX network remains ahead of upfront pricing."

Losses in equity of affiliates for the quarter of $58 million are primarily due to pre-sale losses at Fox Family Worldwide of $35 million, which included a non-cash stock option compensation charge of $30 million, and start-up losses at the National Geographic channel of $16 million. Since its January 2001 launch, National Geographic has grown its subscriber base to 20 million, with commitments to reach 48 million subscribers in the next 4 years. In addition, the absence of equity income from The Golf Channel, which was sold in June 2001, contributed to the loss.

Net income was $455 million ($0.54 per share) for the quarter as compared to the prior year results of $5 million ($0.01 per share). Included in this quarter's results are gains from the sale of the Company's 49.5% interest in Fox Family Worldwide and its interest in Outdoor Life. These gains were partially offset by a write down of the broadcast network sports contracts as the net recovery of the contracts was impacted by both the downturn in the advertising environment and a reduced outlook for advertising growth. The prior year's results include a charge resulting from the Company's restructuring of its Healtheon/WebMD transaction. Excluding the effect of these items, net income for the current quarter would be $35 million ($0.04 per share) versus $94 million ($0.13 per share) for the second quarter a year ago.

The weighted average number of shares used to calculate earnings per share for the quarter was approximately 847 million as compared to 724 million of a year ago. The increase reflects the issuance of approximately 122 million shares in conjunction with the Chris-Craft acquisition and the issuance of approximately four million shares for the acquisition of the remaining 50% interest in Fox Sports International.

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported second quarter EBITDA of $135 million, compared to $151 million in the same period a year ago. Strong current year operating profits included the worldwide home video and DVD releases of *Planet of the Apes* and *Dr. Dolittle 2*, partially offset by release costs for *Shallow Hal*, *Black Knight, Joe Somebody* and *Behind Enemy Lines*. Last year's results were fueled by the international theatrical and domestic video release of *X-Men* as well as strong worldwide library sales.

Twentieth Century Fox Television (TCFTV) increased its second quarter earnings over a year ago with higher contributions from various series including *King of the Hill*, *The Practice* and *Buffy the Vampire Slayer*. TCFTV also continued its string of hit shows with the successful debut of several new series including *Bernie Mac*, FOX's top-rated new show among adults 18-49, and *Reba*, the WB's highest-rated comedy of the season. In addition, several returning shows – including *The Simpsons, King of the Hill, Judging Amy, The Practice* and *Malcolm in the Middle* – continue to perform extremely well, ranking number one in their time slots among adults 18-49.

TELEVISION STATIONS

At the Fox Television Stations (FTS) EBITDA declined 9% compared to the pro forma results for the second quarter a year ago, primarily as a result of the continued soft advertising market. However, on the strength of its syndicated programming and local news, FTS expanded the market share of its base stations to 21.4%, an increase of 1.4 percentage points from last year's 20% share.

TELEVISION BROADCAST NETWORK

At the Fox Broadcasting Company, the continued weakness of the advertising environment, combined with lower ratings and higher sports programming costs, resulted in decreased operating results versus the second quarter a year ago. The network is launching several mid-season replacements to improve ratings including the promising *That 80's Show* which has delivered solid ratings since its January premier and the critically acclaimed *Andy Richter Controls the Universe*.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel, Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel (FX) and Speedvision), the Los Angeles Dodgers and other cable-related businesses, reported second quarter EBITDA of $73 million, a 30% increase over prior year's results.

The Fox News Channel (FNC) achieved 31% revenue growth from significant increases in both affiliate and advertising revenues during the quarter. FNC improved its contributions compared to a year ago despite the higher costs associated with covering the war on terrorism, largely driven by the addition of nearly 20 million subscribers since the same period last year. The channel's current subscriber base now exceeds 78 million. The subscriber gains, combined with FNC's highest-rated quarter since its launch, produced viewership growth of 91% on a 24-hour basis and 62% in primetime. As a result, advertising sales for the quarter were up 59% compared to the prior year.

Fox Sports Networks reported improved EBITDA contributions during the quarter, primarily as a result of revenue growth at the RSNs. Increases in affiliate pricing and additional DTH subscribers contributed to the RSNs' revenue gains, which were partially offset by increased costs associated with sports rights primarily due to major league baseball games which were rescheduled to October as a result of the September 11th attacks. FX also achieved revenue growth during the quarter primarily due to higher affiliate revenues, reflecting the addition of 20 million subscribers over the past year. The revenue gains were more than offset by increased programming costs for syndicated and original programming. This investment in programming has already proved successful as the original movie *Sins of the Father* generated a record audience of 3.2 million viewers during its January premiere.

OTHER

At the end of the quarter, the Company recorded a $909 million one-time operating charge relating to our three U.S. national sports contracts as follows: National Football League ($387 million), NASCAR ($297 million) and Major League Baseball ($225 million). The severe downturn in sports related advertising during the second half of calendar 2001, the lack of any sustained advertising rebound subsequent to September 11th and the reduction of forecasted long-term advertising growth rates all resulted in a reduction in our projections of direct revenues from these contracts.

---

(1) *Fiscal 2001 pro forma results include the consolidation of television stations acquired as a result of the Chris Craft transaction as if they were owned effective July 31, 2000.*

To receive a copy of this press release through the Internet, access Fox's corporate Web site located at http://www.fox.com

Audio from Fox's meeting with analysts on the second-quarter results can be heard live on the Internet at 5:00 p.m. Eastern Standard Time today. To listen to the call, visit http://www.fox.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations
212-852-7092

Andrew Butcher, Press Inquiries
212-852-7070

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for per share amounts)

	3 Months Ended December 31,		6 Months Ended December 31,	
	2001	2000	2001	2000
	(Unaudited)		(Unaudited)	
Revenues	$2,769	$2,502	$4,860	$4,330
Expenses:				
Operating	2,123	1,850	3,638	3,112
Selling, general and administrative	304	256	609	534
Depreciation and amortization	128	120	257	237
Provision for sports contracts	909	-	909	-
Operating (loss) income	(695)	276	(553)	447
Other income (expense):				
Interest expense, net	(66)	(98)	(138)	(182)
Equity in earnings (losses) of affiliates	(58)	3	(109)	(17)
Minority interest	(11)	(1)	(22)	(2)
Other items, net	1,585	(143)	1,585	(143)
Income before income taxes	755	37	763	103
Income tax expense on stand-alone basis	(300)	(32)	(304)	(62)
Income before cumulative effect of accounting change	455	5	459	41
Cumulative effect of accounting change, net	-	-	(26)	(494)
Net income (loss)	$ 455	$ 5	$ 433	$ (453)
Basic and diluted earnings per share before cumulative effect of accounting change	$0.54	$0.01	$0.56	$0.06
Basic and diluted cumulative effect of accounting change, net loss per share	-	-	(0.04)	(0.68)
Basic and diluted earnings (loss) per share	$0.54	$0.01	$0.52	$(0.62)
Basic and diluted weighted average number of common equivalent shares outstanding	847	724	827	724

SEGMENT INFORMATION
(in millions)

	3 Months Ended December 31,		6 Months Ended December 31,	
	2001	2000	2001	2000
	(Unaudited)		(Unaudited)	
Revenues				
Filmed Entertainment	$1,117	$1,082	$2,056	$1,837
Television Stations	526	457	922	826
Television Broadcast Network	722	649	1,042	988
Cable Network Programming	404	314	840	679
Total Revenues	$2,769	$2,502	$4,860	$4,330
EBITDA				
Filmed Entertainment	$135	$151	$272	$268
Television Stations	259	249	388	401
Television Broadcast Network	(125)	(60)	(163)	(91)
Cable Network Programming	73	56	116	106
	$ 342	$ 396	$ 613	$ 684
Provision For Sports Contracts	(909)	-	(909)	-
Total EBITDA	$(567)	$396	$(296)	$684
Operating Income				
Filmed Entertainment	$ 121	$ 134	$ 244	$ 236
Television Stations	206	203	284	309
Television Broadcast Network	(130)	(65)	(173)	(101)
Cable Network Programming	17	4	1	3
	$ 214	$ 276	$ 356	$ 447
Provision For Sports Contracts	(909)	-	(909)	-
Total Operating Income	$(695)	$276	$(553)	$ 447